Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 21, 2007
Relating to Preliminary Prospectus dated June 20, 2007
Registration No. 333-141348
AUTHENTEC, INC.
FREE WRITING PROSPECTUS
     The following article appeared on the Associated Press news wire on June 20, 2007. It is being filed because of the timing of its appearance and because it contains statements made in an interview by Mr. Brent Dietz, the director of communications of AuthenTec, Inc. By filing this article, we do not affirm or assume responsibility for anything contained in the article other than the statements by Mr. Dietz. The Associated Press is not affiliated with AuthenTec, Inc. AuthenTec, Inc. made no payment and gave no consideration to the Associated Press in connection with the publication of the article below or any other article published by the Associated Press concerning AuthenTec, Inc.
AuthenTec Seeks Investors for Sensors
Wednesday June 20, 11:59 am ET
AuthenTec Hopes Prosperity’s at Its Fingertips
WASHINGTON (AP) — AuthenTec Inc. is raising money to boost its biometric technology, which literally can bring transactions to the fingertips of consumers.
The company is planning an initial public offering that will raise up to about $62 million for the company and another $21 million for investors who also are selling shares.
In Japan and South Korea, AuthenTec’s fingerprint sensor has been incorporated into cell phones that allow users to pay for a diverse array of products, including meals, items at discount stores and vending machine drinks.
The Melbourne, Fla., company is aiming to bring that technology to cell phones in the United States, according to Brent Dietz, AuthenTec’s director of communications. AuthenTec’s sensors already appear in such domestic products as door locks and laptop computers.
AuthenTec has filed to sell up to 7.5 million shares at $9 to $11 each, and it has picked an auspicious time to do so, given changes in the way consumer purchases are made and the rising concerns about technology security.
Recent breaches in information security have included stolen laptops at schools, hospitals and even the federal government. A recent audit at the Internal Revenue Service revealed that nearly 500 laptops were lost or stolen between January 2003 and June 2006, and many of those computers probably contained personal taxpayer information. An audit of the Federal Bureau of Investigation showed that about 160 laptops were lost or stolen from that agency between February 2002 and September 2005.
Those thefts may be bad news for taxpayers and FBI employees, but they could be good news for AuthenTec. The company already has seen demand for its products shoot upward. In 2006, AuthenTec shipped 6.9 million sensors, more than double the number it shipped in 2005, bringing in revenue of $33.2 million, according to the company’s prospectus filed with the Securities and Exchange Commission.
According to Dietz, 150 different models of personal computers and peripheral devices use the company’s fingerprint sensors. Hewlett-Packard Co. and Fujitsu Ltd. accounted for almost 60 percent of AuthenTec’s 2006 revenue, according to the company’s prospectus.

Despite AuthenTec’s rapidly growing sales, its bottom line could give investors cause for concern, according to Scott Sweet, managing director of research service IPO Boutique.
For 2005, AuthenTec lost $11.1 million but last year the loss narrowed to $9.8 million.
AuthenTec faces competition which includes includes a host of private companies and three public companies — Atmel Corp., Taipei-based Lite-on Technology Group and Tokyo-based Mitsumi Electronic Co.
So far, big computer makers such as Round Rock, Texas-based Dell Inc. haven’t created products that directly compete with AuthenTec’s sensors, but if they did, it “could be catastrophic for AuthenTec,” said Sweet.
Another challenge could come from the company’s ongoing legal battle with Atmel, which alleges that AuthenTec’s subsurface technology infringes on Atmel’s patents. AuthenTec denies the charge.
The suit probably won’t be a deal-breaker for AuthenTec’s IPO because plenty of companies go public with patent suits pending, Sweet said.
AuthenTec said its technology resolves some of the common problems of fingerprint security because its readings are based on the live layer of skin, under the dead outer layer, that determines the pattern of a fingerprint. In that way, AuthenTec’s sensors can read a fingerprint under “virtually any condition,” the company says, and are less susceptible to problems such as dirt on the skin’s surface. Someone trying to trick the sensor also couldn’t use fake fingers or even a severed hand, Dietz said.
“That’s the beauty of our fingerprint sensors — it actually reads the live layer of skin,” he said. “That’s where we believe the true fingerprint resides. It’s a subsurface technology. Most fingerprint readers or scanner technologies are surface-based.”
Between the outer and inner layers is an electrically conductive fluid layer. An AuthenTec sensor sends a radio frequency signal into the fingertip, creating an electrical field between the sensor and the fingertip. The sensor then reads the variations in the strength of the field, which are determined by the fingerprint pattern.
In cell phones in Japan and Korea, users’ fingerprints are used as verification for purchases. At “contactless terminals,” in discount stores and restaurants, a user swipes a finger across a cell phone to unlock the phone’s mobile payment feature, then taps the phone to the terminal to make a purchase, Dietz explained. He said six million phones in Japan and Korea have integrated AuthenTec’s sensors.
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